IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022


November 7, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011
         File number: 333-146263

Dear Sir,

We attach our revised draft Form 10-K/A which has been updated and highlighted in yellow to reflect the conversations with Simon Westbrook on Thursday November 3 concerning:

     1. Presentation of the value of the derivative liability on the balance sheet, and

     2.   Recognition of the weaknesses in internal controls in Item 9.

We appreciate your assistance, guidance and patience in assisting us to improve our Form 10K as of December 31, 2010 and hope that you may be able to provide final approval in order to file in advance of the forthcoming 10Q. We recognize that you are going on holiday next week, and sincerely thank you for addressing this as a priority before you go.

Sincerely,


/s/ Nitin Karnik
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Nitin Karnik, Chief Executive Officer